SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469 108

(CUSIP Number)

Morag Law
Devon House, 3rd Floor

12-15 Dartmouth Street

London SW1H 9BL

United Kingdom

Tel: (01144) 20 7654 5853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following page)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons F2 Bioscience III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person PN

(1)   On January 8, 2015 and January 16, 2015, F2 Bioscience III L.P. (“F2 III”) distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons F2 Bioscience GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person OO

(1)   On January 8, 2015 and on January 16, 2015, F2 III distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners. The Reporting Person is the general partner of F2 III. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons Globeways Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 330,091(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 330,091(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 330,091(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.0%(1)

14	Type of Reporting Person OO

(1)   Consists of (i) 47,312 shares of Common Stock owned by Globeways Holdings Ltd. (“Globeways”) which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 III to its general and limited partners, which includes 365 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 III to its general and limited partners, and (ii) 282,779 shares of Common Stock owned by Globeways which were received as a result of a liquidating distribution of all of Issuer’s shares owned by each of F2 Bio Ventures V, L.P. (“F2 V”) and F2 Bioscience IV, L.P. (“F2 IV”) to each of their general and limited partners, which includes 232 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 V to its general and limited partners. The Reporting Person is the sole member of F2 Bio Ventures GP Ltd (“F2 V GP”), the General Partner of F2 V. The Reporting Person is a member of F2 Bioscience GP Ltd (“F2 IV GP”), the General Partner of F2 IV and F2 Bioscience VI, LP (“F2 VI”), and of F2 Bioscience GP III Ltd. (“F2 III GP”), the General Partner of F2 III.

        The percentage is calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014 (“Form 10-Q”). As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons Dr. Morana Jovan-Embiricos

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,000 shares(1)

	8	Shared Voting Power 330,091(2)

	9	Sole Dispositive Power 30,000 shares(1)

	10	Shared Dispositive Power 330,091(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 360,091(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.09%(1)(2)(3)

14	Type of Reporting Person IN

(1)   Dr. Jovan-Embiricos holds 30,000 options to purchase Common Stock, which are exercisable within 60 days.

(2)   Consists of (i) 47,312 shares of Common Stock owned by Globeways which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 III to its general and limited partners, which includes 365 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 III to its general and limited partners, and (ii) 282,779 shares of Common Stock owned by Globeways which were received as a result of a liquidating distribution of all of Issuer’s shares owned by each of F2 V and F2 IV to each of their general and limited partners, which includes 232 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by Globeways as a result of a distribution of all of Issuer’s warrants owned by F2 V to its general and limited partners. The Reporting Person is the sole beneficial owner of Globeways.  Globeways is the sole member of F2 V GP, the General Partner of F2 V. Globeways is a member of F2 IV GP, the General Partner of F2 IV and F2 VI, and of F2 III GP, the General Partner of F2 III.

(3)   The percentage is calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Form 10-Q. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons Katherine Priestley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 154,026(1)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 154,026(1)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 154,026(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.47%(1)

14	Type of Reporting Person IN

(1)         Consists of (i) 47,313 shares of Common Stock owned by the Reporting Person which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 III to its general and limited partners, which includes 366 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock which were received by the Reporting Person as a result of a distribution of all of Issuer’s warrants owned by F2 III to its general and limited partners, and (ii) 106,713 shares of Common Stock owned by the Reporting Person which were received as a result of a liquidating distribution of all of Issuer’s shares owned by F2 IV to its general and limited partners.  The Reporting Person is a member of each of F2 IV GP, the General Partner of F2 IV and F2 VI, and F2 III GP, the General Partner of F2 III.

The percentage is calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Form 10-Q. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

1	Names of Reporting Persons F2 Capital Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares(1)

	8	Shared Voting Power 0 shares(1)

	9	Sole Dispositive Power 0 shares(1)

	10	Shared Dispositive Power 0 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0.0%(1)

14	Type of Reporting Person OO

(1)   The Reporting Person provides investment advisory services to each of F2 III, F2 IV, F2 V, and F2 VI.  On July 10, 2014 and July 15, 2014, F2 VI distributed all of its shares of Common Stock to its limited partners.  On January 16, 2015, each of F2 III, F2 IV, and F2 V distributed all of their shares of Common Stock and warrants to purchase shares of Common Stock to their general and limited partners. As a result, the Reporting Person will no longer file reports under Section 13 of the Act with respect to this Issuer.

Schedule 13D (Amendment No. 3)

EXPLANATORY NOTE:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on February 25, 2014, as amended on March 5, 2014 and June 6, 2014 (the “Original Schedule 13D”).

Amendment No. 3 is filed to (1) report a decrease in the number of shares of Common Stock owned by the Reporting Persons, and (2) report a change in the percentage of the outstanding shares of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of the liquidating distribution of shares of Common Stock and warrants to purchase shares of Common Stock by each of F2 III, F2 IV, F2 V and F2 VI to each of their general and limited partners rendering the Reporting Persons’ ownership in Issuer to be less than 5%.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 1.                                 Security and Issuer.

The name of the Issuer is Radius Health, Inc. (the “Issuer”). The class of securities to which this Schedule 13D/A relates is Common Stock.  The address of the Issuer’s executive office is 950 Winter Street, Waltham, MA 02451.

Item 2.                                 Identity and Background.

Item 2 of the Original Schedule 13D, as amended, is hereby supplemented to add Globeways Holdings Ltd. as a Reporting Person.

The address, the present principal occupation or employment, and the state of citizenship or organization for the new Reporting Person can be found on Schedule A, the contents of which are incorporated herein to this Item 2 by reference.

During the last five years, the new Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On July 10, 2014 and July 15, 2014, in a liquidating distribution, F2 VI distributed all of its shares of Common Stock to its limited partners.  On January 8, 2015 and January 16, 2015, F2 III, in a liquidating distribution, distributed all of its shares of Common Stock and warrants to purchase shares of Common Stock to its general and limited partners.  On January 16, 2015, F2 IV and F2 V, in liquidating distributions, distributed all of their shares of Common Stock and warrants to purchase shares of Common Stock to each of their general and limited partners.  Each of Globeways, of which Dr. Jovan-Embiricos is the sole beneficial owner, and Ms. Priestley received shares of Common Stock and warrants to purchase shares of Common Stock in the distributions as reported in this Amendment No. 3.  After the distributions, Globeways beneficially holds 1.0% of the Issuer’s Common Stock, Dr. Jovan-Embiricos beneficially holds 1.09% of the Issuer’s Common Stock and Ms. Priestley beneficially owns .47% of the Issuer’s Common Stock.   As a result, the Reporting Persons will no longer file reports under Section 13 of the Act with respect to this issuer.

Schedule C is also amended and incorporated herein to this Item 3 by reference.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended to add the following:

This Schedule 13D/A is occasioned by the change in the Reporting Persons’ percentage ownership as indicated in Item 5 below.

Item 3, as amended herein, is hereby incorporated by reference.

Each of the Reporting Persons acquired the shares indicated next to the name of such Reporting Person in Schedule C for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)                                 Aggregate number of securities beneficially owned by each Reporting Person disclosed in Item 2: See Line 11 of the cover sheets.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 32,923,834 shares of outstanding Common Stock being deemed issued and outstanding, as reported by the Issuer in its Form 10-Q.

(b)                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)                              shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)                                  As of January 16, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s total Common Stock outstanding.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D, as amended, remains unchanged.

Item 7.                                 Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
8	Joinder to Joint Filing Agreement, dated January 20, 2015, by Globeways Holdings Ltd.
9	Power of Attorney relating to Globeways Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2015

F2 BIOSCIENCE III L.P.
By: F2 Bioscience IV GP Ltd.,
its general partner

	By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 BIOSCIENCE GP LTD.

	By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

F2 CAPITAL LIMITED

	By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

By:	/s/ Dr. Morana Jovan-Embiricos by Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Dr. Morana Jovan-Embiricos

By:	/s/ Katherine Priestley by Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Katherine Priestley

GLOBEWAYS HOLDINGS LTD.

By:	/s/ Morag Law, as Attorney-in-Fact under Power of Attorney
Name: Morag Law
Title: Authorised Signatory

Schedule A

Certain Information Regarding the Reporting Persons

NAME	RESIDENCE OR BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	STATE OF CITIZENSHIP OR ORGANIZATION
Globeways Holdings Ltd.	3rd Floor, Geneve Place, Waterfront Drive PO Box 3175 Road Town Tortola, British Virgin Islands	Investment management	British Virgin Islands

Schedule C

Share Ownership of the Reporting Persons

NAME	SHARE OWNERSHIP
F2 Bioscience III L.P.	0 shares.
F2 Bioscience GP Ltd	0 shares.
Dr. Morana Jovan-Embiricos

360,091 shares of Common Stock, consisting of 329,494 shares owned by Globeways and 597 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Globeways and 30,000 options to purchase Common Stock owned by Dr. Jovan-Embiricos, which are exercisable within 60 days. Dr. Jovan-Embiricos is the sole beneficial owner of Globeways.

Katherine Priestley

154,026 shares of Common Stock, consisting of 153,660 shares owned by Ms. Priestley and 366 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Ms. Priestley.

F2 Capital Limited	0 shares.
Globeways Holdings Ltd.

330,091 shares of Common Stock, consisting of 329,494 shares owned by Globeways and 597 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Globeways.